APPMAIL, INC.

(a Delaware corporation)

f/k/a APPMAIL, INC.

Financial Statements for the calendar years ended

December 31, 2022 and 2021

INDEPENDENT AUDITOR'S REPORT

May 23, 2023

To: Board of Directors, AppMail, Inc.
        Attn: Shi Li
Re: 2022-2021 Financial Statement Audit

We have audited the accompanying consolidated financial statements of APPMAIL, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 AND 2021, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods of 2022 and 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operation, shareholders' equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

Nabeel

Nabeel Ahmed Nini, CPA
California Board of Accountance, 130810

Email Address: admin@smtaxassociate.com
Phone number: (646) 930 5827

APPMAIL, INC.
BALANCE SHEET
As of December 31, 2022
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2022**	**2021**
Current Assets		
Cash and cash equivalents	$ 439,665	$ 53,998
Accounts receivable	25,024	25,024
Total current assets	464,689	79,022
Total Assets	**$ 464,689**	**$ 79,022**
LIABILITIES and OWNER'S EQUITY		
Current Liabilities		
Accounts and credit cards payable	26,243	76,770
Total current liabilities	26,243	76,770
Loan payable	659,119	106,161
Crowd Notes/SAFE notes outstanding	50,000	50,000
Convertible notes outstanding	-	-
Total Liabilities	735,362	232,931
Owners' Equity		
Class A common stock (45,000,000 shares of $0.0001 par value authorized 1,490,663 and 1,486,742 shares issued and outstanding as of December 31, 2022 and 2021)	149	149
Class F common stock (25,000,000 shares of $0.0001 par value authorized, 20,000,000 and 20,000,000 shares issued and outstanding as of December 31, 2022 and 2021)	2,000	2,000
Preferred Class Stock (1,765,619 Shares of $0.0001 par value as of 31 December 2022)	177	
Additional paid-in capital	608,367	1,227,300
Retained earnings	(500,783)	(1,055,917)
Net income	(380,583)	(327,441)
Total Owner's Equity	(270,673)	(153,909)
Total Liabilities and Owner's Equity	**$ 464,689**	**$ 79,022**

APPMAIL, INC.
INCOME STATEMENT
For the period From July 01 to December 31, 2022 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Revenue		
Sales & Grant income	-	25,024
Gross Revenue	$ -	$ 25,024
Administrative and General Expenses		
Advertising & Promotion	17,944	39,101
Bank Service Charges	873	1,352
Computer – Internet	168	-
Computer – Software	3,646	1,875
Consulting Expense	3,838	-
Dues & Subscriptions	861	287
Interest Expense	5,472	6,211
Legal and Professional Fees	12,892	3,034
Payroll Processing Fee	712	559
Payroll – Employee Benefits	2,166	-
Payroll – Salary & Wages	95,988	133,541
Postage and delivery	-	15
Purchases	62,484	
Subcontractor	143,535	151,606
Supplies	7,712	223
Travel Expense	11,533	4,143
Utilities	1,565	2,176
Tax & License	8,351	7,770
web and domain	846	573
Total Administrative and General Expenses	**380,583**	**352,465**
Net Income/ (Loss)	$ (380,583)	$ (327,441)

APPMAIL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2022 and 2021
See Accountant's Review Report and Notes to the Financial Statements

	Common Stock Shares	Class A Amount	Common Stock Shares	Class F Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Owners' Equity
Balance as of January 1, 2021	**1,473,458**	**147**	**20,000,000**	**2,000**	-	-	**285,417**	**(1,055,917)**	**(768,353)**
Issuance of Class A common stock	(47,709)	(4)							(4)
Issuance of Class A common stock	60,993	6					941,883		941,889
Net loss								(327,441)	(327,441)
Balance as of December 31, 2021	**1,486,742**	**149**	**20,000,000**	**2,000**	-	-	**1,227,300**	**(1,383,358)**	**(153,909)**
Class A common stock cancelled	(57,092)								-
Issuance of Class A common stock							(618,939)	882,758	263,819
Issuance of Preferred Stock					1,765,619	177			177
Net loss								(380,583)	(380,583)
Balance as of December 31, 2022	**1,429,650**	**149**	**20,000,000**	**2,000**	**1,765,619**	**177**	**608,361**	**(881,183)**	**$ (270,673)**

APPMAIL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2022 and 2021
See Independent Auditor's Report and Notes to the Financial Statements

	2022	2021
Cash Flows From Operating Activities		
Net Income	$ (380,583)	$ (327,441)
(Increase) Decrease in accounts receivable	-	4,975
Increase (Decrease) in accounts and credit cards payable	(50,527)	(3,278)
Net Cash from Operating Activities	(431,110)	(325,743)
Cash Flows From Investing Activities		
None		-
Net Cash Used In Investing Activities		-
Cash Flows From Financing Activitiess		
Proceeds from issuance of common stock	263,818	941,885
Proceeds from loan payable	552,958	(22,085)
Proceeds from the issuance of Crowd Notes		(691,934)
Net Cash Provided By Financing Activities	816,776	227,866
Net Change In Cash and Cash Equivalents	385,666	(97,877)
Cash and Cash Equivalents at Beginning of Period	$ 53,998	$ 151,875
Cash and Cash Equivalents at End of Period	$ 439,665	$ 53,998
Cash paid for interest	$ 5,472	$ 6,211
Cash paid for income taxes	$ -	$ -

APPMAIL, INC.
Balance Sheet
As of December 31, 2022

NOTE 1 - NATURE OF OPERATIONS

APPMAIL, INC. (which may be referred to as the "Company," "we," "us," or "our") develops and markets a patented interactive email digital platform to merchandise real-time perishable inventories. The Company has applied this technology in several industries such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York. In 2020, the Company formally changed its name from Airto, Inc. to App Mail, Inc.

The Company has incurred substantial cumulative book losses since inception. The Company has relied primarily on the issuance of securities including stock and Crowd Notes to fund the operations. The Company has seen decrease in the revenue in 2022 and hopes to generate positive operating

cash flow from the licensing and distribution of the technology by the end of 2022. The Company expects to raise another round of financing to help further develop its revenues. If the Company is unable to meet cash flow expectations or raise more funding, there could be substantial doubt as to whether the Company can continue as a going concern.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - Revenue

Revenue for 2022 decreased to $0 compared to 2021 revenue of $25,024, primarily due to a shift in focus to new markets such as , on-line retail from solely serving the airline industry. Sales and grant revenue were the sole components of our revenues during 2022 and 2021.

We derive two major revenue streams from subscription solutions and merchant solutions.

We plan to generate subscription solutions revenues through the sale of subscriptions to our platform, which enable clients to automate inventory into email in real time, send and render a certain quota of interactive emails, utilize a specific targeting method, and access a period of time using our delivery mechanisms and analytics. We also plan to generate associated subscription solutions revenues from the sale of template themes, business mini-apps, and a white label service custom domain service in the near future.

For merchandising plans with online sales generated through our interactive email, we typically charge a transaction fee based on a percentage of gross merchandise value (GMV) sold through the interactive email. We expect to bill our merchants for transaction fees at the end of a 90-day billing cycle.

Cash flows activities increased from $53,998 in 2021 to $439,665 in 2022, primarily from an increase of $588,910 in proceeds received from the company's Regulation A offering of $552,958, which was offset by a decrease in loans proceeds by $691,934.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As December 31, 2022, the Company had $439,665.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is calculated using the straight-line method, based on useful lives of the assets, which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

The Company does not amortize indefinite-lived intangible assets. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, it is amortized prospectively over its estimated remaining useful life.

Amortizable intangible assets represent patents stated at acquisition cost or cost of filing and defense from challenges. Amortization is computed on a straight line basis over the life of the patent once granted.

The Company evaluates long-lived assets, including intangible assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted net cash flows expected to be generated by the use of the asset, including eventual disposition, are less than its carrying value. The excess of the asset's carrying value as compared to its estimated fair value would result in the need to recognize an impairment loss. The Company did not identify any events or circumstances that require the recognition of an impairment loss for the year ended Dec 31, 2022.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 214-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

During 2019, the Company's primary source of revenue is derived from the subscription-based offering of its email technology.

The Company recognizes revenue as earned from its email technology contracts as services are performed.

Revenue for 2022 decreased to $0, compared to 2021 revenue of $25,024, primarily due to a shift in focus to new markets such as e-commerce, on-line retail from solely serving the airline industry

Cost of Revenue

The Company has not yet implemented a consistent or reliable way to measure the costs associated with delivering its product. Thusly, and consistent with the reporting of some other software-as-a-service companies, the Company is not separately stating a cost of revenue line item nor a gross profit line item in its Statement of Operations at this time.

In the future, the Company may adopt a more holistic approach to recording the costs of revenue such as including hosting costs, employee or contractor costs in maintaining the software's production environment or costs from third-party products included in the service. If the Company adopts this approach, it will provide these costs across all time periods displayed. At this time, however, these costs are included in general operating expenses in the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment when ordering the genomic test. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of Dec 31, 2022 and December 31,2021, the Company had $25,024 and $25,024 balances of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Research and Development

Expenditures (including employee expenses for those primarily involved in research and development) made for research and development are charged to expense as incurred.

Administrative and General Exp

Our total administrative and general expenses during the 2022 increased to $380,583, which represented a increase of $28,118, or 7.98%, from the expenses compare to 2021.

Software Development Costs

The Company expenses costs incurred in the development of computer software as software research and development costs until the preliminary project stage is completed. Direct costs incurred in the development of software are capitalized once the preliminary stage is completed, management has committed to funding the project, and completion and use of the software for its intended purpose are probable. Software development costs are amortized over estimated useful lives. Costs associated with upgrades and enhancements that result in additional functionality are capitalized.

The Company has determined that the time between technological feasibility and general release timeline of the software updates is short. Consequently, the Company has not capitalized any software development costs during the year ended Dec 31, 2022 and 2021.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation - Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning a er December 15, 2019, and periods within fiscal years beginning a er December 15, 2020, and early applica on is permi ed. We are currently evalua ng the effect that the updated standard will have on the financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record an ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either financing or operating, with classification for fiscal years beginning after December 15, 2019, including periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 - Indebtedness:

The company has obtained a $100,000 loan under the Small Business Administration (SBA) programs.. The loan has an annual interest rate of 1.0% and matures on May 15, 2022.

NOTE 5 - Trends

Since the end of the period covered in our financial statements, the company has continued receiving funds under its offering of securities under Regulation A. As of July 15, 2022, the company has received a total of $ $865,152 in gross proceeds from its Regulation A offering and net proceeds of $750,000.

The company's product is primarily used by marketers and marketing agencies. As marketing budgets and expenditures are sensitive to different economic and business conditions, a host of factors beyond the company's control could contribute to fluctuations in these conditions. Such adverse conditions may include, but are not limited to, recessions, economic downturns, local competition or changes in consumer attitudes or habits. These adverse conditions could affect the Company's financial condition, general operations and outlook as a result. The company has also issued convertible promissory notes totaling $691,934.40 and simple agreements for future equity (SAFEs) totaling $50,000.00.

NOTE 6 - INCOME TAX PROVISION

The Company applies the asset and liability method to account for income taxes, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

NOTE 7 – RELATED PARTY TRANSACTIONS

All of the shares of the Class F common stock are held by insiders of the Company, Shi Li, chief executive officer, and Duncan Sham, chief of product design. The Company may, from time-to-time, compensate these shareholders or conduct other related-party transactions.

It cannot be guaranteed that this level of compensation is commensurate with market rates for the services rendered.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Indemnification

Under the organizational documents, the Company's directors and officers are indemnified against certain liability arising out of the performance of their duties to the Company. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 9 –SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is considering offering (the "Crowdfunded Offering") securities in a securities offering intending to be exempt from registration from the US Securities and Exchange Commission under Regulation CF

NOTE 10–SAFE NOTES AND CONVERTIBLE NOTES
The Company has issued debt and simple agreements for future equity (SAFEs) with equity conversion features.
In 2017, the Company issued $50,000 of SAFE notes to two strategic customers. Upon a qualified financing event, the customers will receive a total of 1,365,343 shares of Class A common stock. This SAFE note is recorded as a current liability on the balance sheet as per US Securities and Exchange Commission guidance.

In 2018, the Company also issued convertible notes (called "Crowd Notes") totaling $659,119 in conjunction with a securities offering exempt from registration under Regulation CF. The funds raised on the SeedInvest platform for the Crowd Notes issued closed in 2019 and were transferred out of escrow. Since the funds could have been subject to forfeiture if, among other conditions, the Regulation CF campaign failed to raise a minimum amount, the Company recorded the Crowd Note investments in 2019. In 2020, the Company issued a Crowd Note to SeedInvest for the performance of their listing services equal to $32,815.

The Crowd Notes provide for conversion to occur in the event of a qualified financing event. The conversion price is equal to 80 percent of the price paid by investors during the issuance of the equity securities. The Crowd Notes have three tranches of maximum value in conversion: $138,034 of Crowd Notes convert with a $6.4 million valuation maximum; $127,070 of Crowd Notes covert with a $7.2 million maximum valuation and $394,015 of Crowd Notes convert with a $8.0 million maximum valuation. The SeedInvest Crowd Note has a $8.0 million valuation cap and a 20 percent discount rate.